UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

PRECIPIO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74019L107
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

June 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ❒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74019L107	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,356,896

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,356,896

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,356,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 74019L107	Page 3 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,356,896

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,356,896

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,356,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 74019L107	Page 4 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY SENIOR STAFF 2008 LLC I.R.S. IDENTIFICATION NO.: 26-1868899

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
542,759

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
542,759

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
542,759

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 74019L107	Page 5 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY STAFF 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853493

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
515,107

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
515,107

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
515,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 74019L107	Page 6 of 9

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated December 29, 2010 and filed on January 11, 2011, as amended by Amendment No. 1 dated February 3, 2012 and filed on February 7, 2012, Amendment No. 2 dated January 25, 2013 and filed on January 31, 2013, Amendment No. 3 dated March 5, 2014 and filed on March 7, 2014, Amendment No. 4 dated January 6, 2016 and filed on January 12, 2016, Amendment No. 5 dated April 7, 2017 and filed on April 11, 2017, and Amendment No. 6 dated June 8, 2017 and filed on June 12, 2017 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Precipio, Inc., formerly known as Transgenomic, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC, a Virginia limited liability company that is managed by Mr. Kirk (“Third Security”), Third Security Senior Staff 2008 LLC, a Virginia limited liability company that is managed by Third Security (“Senior Staff”), and Third Security Staff 2010 LLC, a Virginia limited liability company that is managed by Third Security (“Staff 2010” and, together with Senior Staff, the “Investors” and the Investors, together with Mr. Kirk and Third Security, the “Reporting Persons”), are filing this Amendment to disclose (i) the conversion of all outstanding indebtedness owed to the Investors and to Third Security Incentive 2010 LLC, a Virginia limited liability company that is managed by Third Security (“Incentive 2010”), into 352,630 shares of Common Stock and 802,925 shares of Series A Senior Convertible Preferred Stock of the Company (“New Preferred Stock”), and (ii) the conversion of Series A-1 Convertible Preferred Stock held by the Investors, Incentive 2010 and Third Security Staff 2014 LLC, a Virginia limited liability company that is managed by Third Security (“Staff 2014”), into 7,155 shares of Common Stock, all in connection with the closing of the merger between Transgenomic, Inc. (“Transgenomic”), New Haven Labs, Inc. and Precipio Diagnostics, LLC on June 29, 2017 (the “Merger”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

On June 29, 2017, Transgenomic, New Haven Labs Inc., and Precipio Diagnostics, LLC closed the Merger.  In connection with the Merger, Transgenomic filed the Third Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), changing its name to that of the Company, a copy of which is filed as Exhibit 27 hereto.

In connection with the Merger and pursuant to the terms of the Loan and Security Agreement, dated March 13, 2013, as amended by the Termination and Tenth Amendment dated as of February 2, 2017 and filed as Exhibit 29 hereto, between Transgenomic, the Investors and Incentive 2010 (the “Loan Agreement”), all of the outstanding indebtedness consisting of $7.243 million of principal and $1.046 million of accrued interest and fees owed under the Loan Agreement was converted (the “Loan Conversion”) into 352,630 shares of Common Stock and 802,925 shares of New Preferred Stock on the terms set forth in the Certificate of  Designation contained within the Certificate of Incorporation, filed herewith as Exhibit 27 and incorporated herein by reference.

CUSIP No. 74019L107	Page 7 of 9

In connection with the Loan Conversion: Senior Staff received 141,052 shares of Common Stock and 321,170 shares of New Preferred Stock; Staff 2010 received 141,052 shares of Common Stock and 321,170 shares of New Preferred Stock; and Incentive 2010 received 70,526 shares of Common Stock and 160,585 shares of New Preferred Stock.  In connection with the issuance of the shares of Common Stock and New Preferred Stock pursuant to the Loan Conversion, the Investors and Incentive 2010 became party to an Investors’ Rights Agreement, which agreement is filed herewith as Exhibit 28 and is incorporated herein by reference.  The Investors’ Rights Agreement provides registration rights, piggyback registration rights, preemptive rights and rights of first refusal with respect to the securities issued in connection with the Merger.

In connection with the closing of the Merger, the Investors, Incentive 2010 and Staff 2014 also converted all shares of Series A-1 Convertible Preferred Stock held by them into an aggregate of 7,155 shares of Common Stock (the “Preferred Conversion”).  Pursuant to the Preferred Conversion, Senior Staff received 2,862 shares of Common Stock, Staff 2010 received 1,431 shares of Common Stock, Incentive 2010 received 1,431 shares of Common Stock, and Staff 2014 received 1,431 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock beneficially owned by the Investors.  The percentage ownership is calculated based on 26,863,062 shares of Common Stock issued and outstanding as reported on the Company’s Form 10-Q for the period ending March 31, 2017 and filed with the SEC on May 18, 2017, adjusted to reflect a 1:30 reverse stock split that became effective on June 13, 2017, and increased by:  (i) 7,155 shares of Common Stock issued pursuant to the Preferred Conversion; (ii) 352,630 shares of Common Stock issued pursuant to the Loan Conversion; (iii) 1,712,901 shares of Common Stock issuable upon conversion of the New Preferred Stock; (iv) 5,352,847 shares of Common Stock issued in the Merger; and (v) 8,332 shares of Common Stock, which is the aggregate number of shares of Common Stock issuable upon the exercise of all warrants to purchase Common Stock held by the Investors and Incentive 2010 that are exerciseable within 60 days.

Reporting Person	Amount of Common Stock Beneficially Owned(1)(3)	Percent of Class	Sole Power to Vote or Direct the Vote(1)(3)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)(3)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk(2)	1,356,896	16.3%	1,356,896	—	1,356,896	—
Third Security, LLC(2)	1,356,896	16.3%	1,356,896	—	1,356,896	—
Third Security Senior Staff 2008 LLC	542,759	6.5%	542,759	—	542,759	—
Third Security Staff 2010 LLC	515,107	6.2%	515,107	—	515,107	—
_______________

(1)
Assumes (i) the full exercise of all warrants to purchase Common Stock held by the Investors and Incentive 2010 that may be exercised within 60 days, and (ii) the full conversion into shares of Common Stock of shares of New Preferred Stock held by the Investors and Incentive 2010.

(2)	Includes shares of Common Stock held by Incentive 2010 and Staff 2014.

(3)	The indicated shares amounts reflect a 1-for-30 reverse stock split effected by the Company on June 13, 2017.

CUSIP No. 74019L107	Page 8 of 9

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Investors and set forth in the table above.

(c)          Except as disclosed in Amendment No. 6 to the Original Schedule 13D, dated June 8, 2017 and filed on June 12, 2017, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)          Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

Exhibit 27
Certificate of Designation of Series A Senior Convertible Preferred Stock contained within the Third Amended and Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Item 5.03 to the Company’s Current Report on Form 8-K, dated June 29, 2017 and filed June 30, 2017)

Exhibit 28
Investors’ Rights Agreement, dated as of June 28, 2017, by and among Transgenomic, Inc., the Investors and Incentive 2010 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 29, 2017 and filed June 30, 2017)

Exhibit 29
Termination and Tenth Amendment to Loan and Security Agreement, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC dated February 2, 2017 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated and filed February 2, 2017)

Exhibit 30	Joint Filing Agreement, dated as of July 3, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC and Third Security Staff 2010 LLC

CUSIP No. 74019L107	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 3, 2017

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Series A Convertible Preferred Stock Purchase Agreement, dated December 29, 2010, by and among Transgenomic, Inc. (the “Company”), Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 2	Form of Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 3
Certificate of Designation of Series A Convertible Preferred Stock dated as of December 28, 2010 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 4
Registration Rights Agreement, dated December 29, 2010, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 5
Joint Filing Agreement, dated as of January 10, 2011, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 6
Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 9
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10
Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12
Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 13
Securities Purchase Agreement by and among Transgenomic, Inc. certain investors and the Investors, dated January 25, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 14
Form of Warrant issued by Transgenomic, Inc. to certain investors and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 15
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 16
Joint Filing Agreement, dated as of January 31, 2013, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC

Exhibit 17
Securities Purchase Agreement by and among the Company and the Investors, dated March 5, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 18
Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 19
Joint Filing Agreement, dated as of March 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 20
Securities Purchase Agreement by and among the Company and the Investors, dated January 6, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)

Exhibit 21
Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 4.1 to the Company’s Current Report on Form 8, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)

Exhibit 22
Joint Filing Agreement, dated as of January 12, 2016, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 23
Call Option Agreement by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC, Third Security Staff 2014 LLC and BV Advisory Partners, LLC dated April 7, 2017

Exhibit 24
Call Option Agreement by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC, Third Security Staff 2014 LLC and Kuzven Precipio Investor, LLC dated April 7, 2017

Exhibit 25
Joint Filing Agreement, dated as of April 11, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 26
Joint Filing Agreement, dated as of June 12, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 27
Certificate of Designation of Series A Senior Convertible Preferred Stock contained within the Third Amended and Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Item 5.03 to the Company’s Current Report on Form 8-K, dated June 29, 2017 and filed June 30, 2017)

Exhibit 28
Investors’ Rights Agreement, dated as of June 28, 2017, by and among Transgenomic, Inc., the Investors and Incentive 2010 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 29, 2017 and filed June 30, 2017)

Exhibit 29
Termination and Tenth Amendment to Loan and Security Agreement, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC dated February 2, 2017 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated and filed February 2, 2017)

Exhibit 30	Joint Filing Agreement, dated as of July 3, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC and Third Security Staff 2010 LLC